Exhibit 6

CERTIFICATE

I, Tomoharu Hagiwara, Attorney-at-law, do hereby certify that attached hereto is a true and correct English translation of the Japan Bank for International Cooperation Act (Act No. 39 of 2011), as amended, and that such Act is in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 4th day of September, 2018.

/s/ Tomoharu Hagiwara
Tomoharu Hagiwara
Attorney-at-law